EXHIBIT 99.2

Announcement of the estimated damage caused by Typhoon Soudelor on the Company’s telecommunication facilities

Date of events: 2015/08/10

Contents:

1.	Date of occurrence of the event: 2015/08/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: The estimated damage caused by Typhoon Soudelor on the Company’s telecommunication facilities amounted to about NT$220 million.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None